UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[March 31, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [March 31, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

FIDELITY INTERNATIONAL LIMITED’S HOLDING IN METSO DECREASED TO 3.98 PERCENT
(Helsinki, Finland, March 31, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about an decrease in the holding of the Fidelity International Limited and its subsidiaries of the paid up share capital of Metso Corporation. On March 29, 2006, Fidelity International Limited and its subsidiaries owned a total of 5,631,182 Metso shares, which corresponds to 3.98 percent of the paid up share capital and voting rights of Metso Corporation. On the basis of the previous announcement, their holding was 5.11 percent on March 20, 2006.
According to the announcement of Fidelity International Limited, their holdings on March 29, 2006 were as follows:

FUND NAME	SHARES
FIJ IT EURO SMLLR COS OPN MTHR	15,400
FIDELITY EUROPEAN OPP FND 1992	220,600
FIFTEEN RE FIDELITY	210,500
FID FDS — EUROPEAN GROWTH POOL	2,570,099
FID FDS — NORDIC POOL	210,800
FID FDS — EURO BLUE CHIP POOL	482,622
FID FDS — EURO SMALLER CO POOL	136,600
EP MM CLAPP	48,700
STC INTL EQUITY FUND — ROW	37,600
SGE MM ROW	21,000
GEC 1972 PLN GLB EQTY FD — ROW	43,400
CHURCH COMM FOR ENGLAND — ROW	31,300
BRITISH ENERGY GEN GRP — ROW	17,800
IBM DENM SELECT — GLOBAL EX-US	11,500
ACCIDENT REHAB & CMP — GLB EX-US	64,800
IBM AUSTRIA GLOBAL EX US	4,200
AFP UNILEVER SCHWEIZ — GBL EX US	6,100
DEUTSCHE ARTZE — ROW	10,800
FMT_GL ROW	45,800
EAST SUSSEX CNTY COUNCIL — ROW	41,000
RAILWAYS PENS EQUITY — EUROPE	215,200
CHEVRON TEXACO UK PNS PL-ROW	22,100
AUSTRALIA — FUNDS SA	56,300
SAINT-GOBAIN UK PENSION SCHEME	51,800
SHELL AUSTRIA PENSIONSKASSE AG	12,400
DBI — FONDS DSPT- A1	41,800
NPC TRUST — ACTIVE 1 - ROW	8,400
BAYVK A1 FIDELITY	75,400
MV4 ACTIONS EURO	55,667
FF-INST EURO BLUE CHIP POOL	53,925

FUND NAME	SHARES
STICHTING BEDRIJF VOOR DE META	232,600
GM INVESTMENT TRUSTEES LTD	38,900
THE PENSIONS TRUST — GC	12,000
FIDELITY EUROPEAN PILOT FUND	916
VICTORIAN FUNDS MGMT CORP	19,000
GIC MM EUROPEAN EQ FUND — GC	13,900
FIDELITY EUROZONE EQ PILOT FD	1,970
A/C 16MSFSLE	90,900
FIDELITY EUROPEAN CYCL PLT FD	2,300
SPH — SELECT EUROPE	62,300
SPMS-SELECT EUROPE	41,000
FIDELITY SELECT GLOBAL EQ FUND	6,500
FID AUS EUROPE FUND	15,000
FID INSTL SELECT EUROPE EQ FD	42,000
UNILEVER PRG SMALL CAP EUROPE	12,800
BASF AG — EUROPEAN SMALL CAPS	43,200
MULTI STYLE MULT MGR EUR SM CP	25,700
STCHG BD V DE MT EN TCH BD ESC	39,100
CO-OPERATIVE GRP PENS — RW	26,100
GKN GROUP PENSION SCHEME — ROW	32,500
UNILEVER (SUPERANN) IRELAND — ROW	18,700
IBM IREL SEL GLBL EQUITIES ROW	2,200
IBM AUSTRIA SELECT GLBL EQ ROW	5,600
EUROPEAN EQUITY MKT NEUT LONG	22,383
TOTAL	5,631,182 SHARES
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.